WOODSIDE

11 August 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 11 August 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 9 AUGUST 2005
10.00AM (WST)

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Mauritania Pty. Ltd., a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania.

PSC Area A Sotto-1 Exploration Well

Following upgrade work, the '*Stena Tay*' drill rig returned to Mauritanian waters on 27 July 2005 and resumed work on Chinguetti Development wells prior to commencing the 2005 exploration drilling program. The Sotto-1 Exploration Well was spudded on 6 August 2005 in approximately 320 metres of water and drilling continued to 1,146 metres. At midnight on 8 August 2005, $13^{3}/_{8}$ inch casing was being run prior to drilling to the planned total depth of approximately 3,350 metres.

Chinguetti Development Drilling and Banda Gas Injector Well

The *'West Navigator'* drillship continues to perform completion work on Chinguetti Development wells. As part of the Chinguetti Development Well program a gas injection well has been drilled into the Banda field. This well is currently being tested by the *'West Navigator'* drill ship and the well test is progressing as planned. The well has flowed gas at the rate of 32mmscf/d through a 52/64 inch choke, at a surface flowing pressure of 2866 psi during the main flow period. Testing is continuing with a reduced flow rate period for sampling and production logging.

Gas produced in association with the Chinguetti oil production, in excess of the Chinguetti field requirements, will be injected and stored in the Banda gas reservoir.

Woodside does not plan to issue regular announcements regarding operations on Chinguetti development wells, but will do so if necessary to comply with its continuous disclosure obligations under the ASX Listing Rules.

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of Sotto-1, the Chinguetti Oil Field, the Tiof and Banda discoveries are shown on the attached map.

Wells are expected to be drilled in three production sharing contract areas during the remainder of the 2005 campaign. Participating Interests in the Chinguetti Joint Venture and those areas are: